

March 19, 2015

A. Scott Dockter
Chief Executive Officer
Purebase Corporation
1670 Sierra Avenue, Suite 402
Yuba City, California 95993

> **Re:** **Purebase Corporation**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed March 11, 2015**
> **File No. 333-188575**

Dear Mr. Dockter:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and any information you provide in response to this comments, we may have additional comments.

Business of Purebase, page 3

1. Pursuant to paragraph (a) (4) (i) of Industry Guide 7 all companies in search for mineral reserves are in the exploration stage until a proven or probable reserve has been defined with a final feasibility study. As your company has not defined a mineral reserve with a final feasibility study it must be in the exploration stage. Please revise to remove terms that can imply mineral production, such as mining or mining operations, until you have defined a reserve.

2. Please be advised that detailed technical reports should not be included with your filing or included as an exhibit to your filing pursuant to paragraph (7) of Industry Guide 7. This includes reports with resource or reserve terminology or other estimates that are not defined under Industry Guide 7. Please revise accordingly.

3. Please include a map showing the location and access to each of your properties. See paragraph (b) of Industry Guide 7.

4.   We note your reference to the terms ore and mineral reserves on page 9 of your filing. Please revise to remove references to these terms until reserves have been defined by a final feasibility study. Please consider using terms such as mineralization or mineralized materials.

5.   We note that you are preparing a drill/exploration program. For each of your properties please expand your disclosure concerning the exploration plan pursuant to paragraph (b) (4) (i) of Industry Guide 7. The exploration plan should address the following points:

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work and disclose their qualifications.

Management's Discussion and Analysis of Financial Condition, page 17

6.   We note your response to prior comment 15. Please revise to include the MD&A disclosure from your 10-K.

Legal Proceeding, page 17

7.   We have reviewed your response to our prior comment 17. Please further revise your disclosure to clarify the nature of the breach of contract allegation and the basic facts and circumstances of the alleged breach.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Amy Clemens
        Roger D. Linn